Exhibit 99.3

NORTH AMERICAN CONSTRUCTION GROUP LTD.
Consolidated Financial Statements
For the years ended December 31, 2019 and 2018

KPMG LLP
2200, 10175 - 101 Street
Edmonton AB T5J 0H3
Telephone (780) 429-7300
Fax (780) 429-7379
www.kpmg.ca

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of North American Construction Group Ltd.:
Opinion on Internal Control Over Financial Reporting
We have audited North American Construction Group Ltd.’s (the “Company’s”) internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the “consolidated financial statements”), and our report dated February 19, 2020 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP

Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants
Edmonton, Canada
February 19, 2020

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP

KPMG LLP
2200, 10175 - 101 Street
Edmonton AB T5J 0H3
Telephone (780) 429-7300
Fax (780) 429-7379
www.kpmg.ca

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of North American Construction Group Ltd.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of North American Construction Group Ltd., Inc. (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 19, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 3 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP

Chartered Professional Accountants

We have served as the Company's auditor since 1998.

Edmonton, Canada

February 19, 2020

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP

NOA

Consolidated Balance Sheets
As at December 31
(Expressed in thousands of Canadian Dollars)

	Note	2019	2018
Assets
Current assets
Cash		$5,544	$19,508
Accounts receivable	6	66,746	82,399
Contract assets	16(c)	19,193	10,673
Inventories	2(k)	21,649	13,391
Prepaid expenses and deposits		4,245	3,736
		117,377	129,707
Property, plant and equipment, net of accumulated depreciation $276,185 (2018 – $248,885)	7	587,729	528,157
Operating lease right-of-use assets	3, 10	21,841	—
Other assets		7,142	10,876
Investments in affiliates and joint ventures	11(a)	42,908	11,788
Deferred tax assets	8	15,655	9,272
Total assets		$792,652	$689,800
Liabilities and shareholders' equity
Current liabilities
Accounts payable		$88,201	$63,460
Accrued liabilities	9	17,560	19,157
Contract liabilities	16(c)	23	4,032
Current portion of long-term debt	12	18,514	29,996
Current portion of finance lease obligations (current portion of capital lease obligations as at December 31, 2018)	3, 10	29,206	32,250
Current portion of operating lease liabilities	3, 10	3,799	—
		157,303	148,895
Long-term debt	12	313,443	265,962
Finance lease obligations (capital lease obligations as at December 31, 2018)	3, 10	47,072	54,318
Operating lease liabilities	3, 10	17,710	—
Other long-term obligations	14	24,504	25,623
Deferred tax liabilities	8	52,501	44,787
		612,533	539,585
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – December 31, 2019 - 27,502,912 (December 31, 2018 – 27,088,816))	15(a)	225,966	221,773
Treasury shares (December 31, 2019 - 1,725,467 (December 31, 2018 - 2,084,611))	15(a)	(15,911)	(11,702)
Additional paid-in capital		49,919	53,567
Deficit		(79,855)	(113,917)
Shareholders' equity attributable to common shareholders		180,119	149,721
Noncontrolling interest	11(a)	—	494
		180,119	150,215
Total liabilities and shareholders' equity		$792,652	$689,800
Contingencies	23

Approved on behalf of the Board

/s/ Martin R. Ferron	/s/ Bryan D. Pinney
Martin R. Ferron, Chairman of the Board	Bryan D. Pinney, Lead Director
See accompanying notes to consolidated financial statements.

Consolidated Financial Statements December 31, 2019	F - 1	North American Construction Group Ltd.

Consolidated Statements of Operations and
Comprehensive Income
For the years ended December 31
(Expressed in thousands of Canadian Dollars, except per share amounts)

	Note	2019	2018
Revenue	16	$719,067	$410,061
Project costs		277,646	152,943
Equipment costs	2(k)	243,427	129,692
Depreciation		101,582	58,350
Gross profit		96,412	69,076
General and administrative expenses		36,934	37,110
Loss on sublease		—	1,732
Gain on disposal of property, plant and equipment		(31)	(158)
Amortization of intangible assets		711	412
Operating income before the undernoted		58,798	29,980
Interest expense, net	17	21,623	8,584
Equity earnings in affiliates and joint ventures	11(a)	(2,780)	(60)
Foreign exchange (gain) loss		(36)	39
Income before income taxes		39,991	21,417
Current income tax expense	8	13	—
Deferred income tax expense	8	2,845	6,096
Net income and comprehensive income		37,133	15,321
Net income attributable to noncontrolling interest	11(a)	(255)	(35)
Net income and comprehensive income available to shareholders		$36,878	$15,286

Per share information
Basic net income per share	15(b)	$1.45	$0.61
Diluted net income per share	15(b)	$1.23	$0.54
See accompanying notes to consolidated financial statements.

Consolidated Financial Statements December 31, 2019	F - 2	North American Construction Group Ltd.

Consolidated Statements of Changes in Shareholders’
Equity
(Expressed in thousands of Canadian Dollars)

	Common shares	Treasury shares	Additional paid-in capital	Deficit	Shareholders' equity attributable to common shareholders	Noncontrolling interest	Total equity
Balance at December 31, 2017	$231,020	$(12,350)	$54,416	$(127,162)	$145,924	$—	$145,924
Adoption of accounting standards	—	—	—	(45)	(45)	—	(45)
Net income and comprehensive income available to shareholders	—	—	—	15,286	15,286	35	15,321
Exercise of stock options	1,704	—	(681)	—	1,023	—	1,023
Stock-based compensation	—	5,720	(1,603)	—	4,117	—	4,117
Dividends ($0.08 per share)	—	—	—	(1,996)	(1,996)	—	(1,996)
Share purchase program	(10,975)	—	1,435	—	(9,540)	—	(9,540)
Purchase of treasury shares	—	(5,072)	—	—	(5,072)	—	(5,072)
Conversion of convertible debentures	24	—	—	—	24	—	24
Distributions to affiliates and joint venture partners	—	—	—	—	—	459	459
Balance at December 31, 2018	$221,773	$(11,702)	$53,567	$(113,917)	$149,721	$494	$150,215
Net income and comprehensive income available to shareholders	—	—	—	36,878	36,878	255	37,133
Exercise of stock options	3,248	—	(1,295)	—	1,953	—	1,953
Stock-based compensation	—	6,178	(2,353)	—	3,825	—	3,825
Dividends ($0.12 per share)	—	—	—	(3,066)	(3,066)	—	(3,066)
Purchase of treasury shares	—	(10,387)	—	—	(10,387)	—	(10,387)
Conversion of convertible debentures	945	—	—	—	945	—	945
Distributions to (from) affiliates and joint venture partners	—	—	—	250	250	(280)	(30)
Effect of change in presentation of NL Partnership	—	—	—	—	—	(469)	(469)
Balance at December 31, 2019	$225,966	$(15,911)	$49,919	$(79,855)	$180,119	$—	$180,119
See accompanying notes to consolidated financial statements.

Consolidated Financial Statements December 31, 2019	F - 3	North American Construction Group Ltd.

Consolidated Statements of Cash Flows
For the years ended December 31
(Expressed in thousands of Canadian Dollars)

	Note	2019	2018
Cash provided by (used in):
Operating activities:
Net income and comprehensive income		$37,133	$15,321
Adjustments to reconcile to net cash from operating activities:
Depreciation		101,582	58,350
Amortization of intangible assets		711	412
Lease inducement received		—	1,412
Amortization of deferred financing costs	17	969	539
Loss on sublease		—	1,732
Gain on disposal of property, plant and equipment		(31)	(158)
Stock-based compensation expense	18	9,443	11,532
Cash settlement of directors' deferred share unit plan	18(c)	(5,084)	—
Equity earnings in affiliates and joint ventures	11(a)	(2,780)	(60)
Dividends received from affiliates and joint ventures		4,382	—
Other adjustments to cash from operating activities		255	17
Deferred income tax expense	8	2,845	6,096
Net changes in non-cash working capital	19(b)	8,519	14,178
		157,944	109,371
Investing activities:
Acquisition of heavy construction fleet and related assets	5	—	(151,180)
Investment in affiliates and joint ventures, net of cash acquired		—	(31,911)
Cash reclassification to investments in affiliates and joint ventures from change in presentation of NL Partnership	11(a)	(10,630)	—
Purchase of property, plant and equipment		(157,026)	(81,078)
Additions to intangible assets		(422)	(380)
Proceeds on disposal of property, plant and equipment		4,462	36,274
Additions to other long-term receivable		—	(619)
Net repayments of loans to affiliates and joint venture partners		2,938	280
		(160,678)	(228,614)
Financing activities:
Proceeds from long-term debt	12	227,750	267,900
Repayment of long-term debt	12	(186,881)	(88,750)
Financing costs		(2,689)	(848)
Repayment of finance lease obligations		(38,160)	(32,142)
Distribution paid to noncontrolling interest of affiliates		(280)	—
Dividend payments	15(d)	(2,536)	(2,006)
Proceeds from exercise of stock options		1,953	1,023
Share purchase programs		—	(9,540)
Purchase of treasury shares	15(a)	(10,387)	(5,072)
		(11,230)	130,565
(Decrease) increase in cash		(13,964)	11,322
Cash, beginning of year		19,508	8,186
Cash, end of year		$5,544	$19,508
Supplemental cash flow information (note 19(a))
See accompanying notes to consolidated financial statements.

Consolidated Financial Statements December 31, 2019	F - 4	North American Construction Group Ltd.

Notes to Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
1. Nature of operations
North American Construction Group Ltd. ("NACG" or the “Company”), was formed under the Canada Business Corporations Act. The Company and its predecessors have been operating continuously since 1953 primarily in western Canada providing a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors.
2. Significant accounting policies
a) Basis of presentation
These consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). These consolidated financial statements include the accounts of the Company, its wholly-owned, Canadian and United States incorporated subsidiaries and, via certain of its subsidiaries, the Company also holds investments in other Canadian corporations, partnerships and joint ventures. All significant intercompany transactions and balances are eliminated upon consolidation.
The Company consolidates variable interest entities (“VIE”) for which it is considered to be the primary beneficiary as well as voting interest entities in which it has a controlling financial interest as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation, and related standards. Ownership represented by other parties that do not control the entities are presented in the consolidated financial statements as activities and balances attributable to noncontrolling interests.
Investees and joint ventures over which the Company exercises significant influence are accounted for using the equity method and are included in “investments in affiliates and joint ventures” within the accompanying consolidated balance sheets. The Company has elected to apply the provision available to entities operating within the construction industry to apply proportionate consolidation to unincorporated entities that would otherwise be accounted for using the equity method.
b) Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures reported in these consolidated financial statements and accompanying notes and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Significant estimates and judgments made by management include:

•
the assessment of the percentage of completion on time-and-materials, unit-price, lump-sum and cost-plus contracts with defined scope (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts;

•	the determination of whether an acquisition meets the definition of a business combination;

•	the fair value of the assets acquired and liabilities assumed as part of an acquisition;

•	the evaluation of whether the Company is a primary beneficiary of an entity or has a controlling interest in an investee and is required to consolidate;

•	assumptions used in impairment testing; and

•
estimates and assumptions used in the determination of the allowance for doubtful accounts, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets.

Consolidated Financial Statements December 31, 2019	F - 5	North American Construction Group Ltd.

The accuracy of the Company’s revenue and profit recognition in a given period is dependent on the accuracy of the estimates of the cost to complete each project. Cost estimates for all significant projects use a detailed “bottom up” approach and the Company believes its experience allows it to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract cost and profitability that are recognized in the period in which such adjustments are determined. The most significant of these include:

•	the completeness and accuracy of the original bid;

•	costs associated with added scope changes;

•	extended overhead due to owner, weather and other delays;

•	subcontractor performance issues;

•	changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;

•	changes in productivity expectations;

•	site conditions that differ from those assumed in the original bid;

•	contract incentive and penalty provisions;

•	the availability and skill level of workers in the geographic location of the project; and

•	a change in the availability and proximity of equipment and materials.
The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting the Company’s profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.
c) Revenue recognition
The Company's revenue source falls into one of two categories: construction services or operations support.
Construction services are related to mine development or expansion projects and are generally funded from customers' capital budgets. The Company provides construction services under lump-sum, unit-price, time-and materials and cost-plus contracts. When the commercial terms are lump-sum and unit-price, the contract scope and value is typically defined. Time-and-materials and cost-plus contracts are generally undefined in scope and total price. Operations support services revenue is mainly generated under long-term site-services agreements with the customers (master service agreement and multiple use contracts). Such agreements typically do not include a commitment to the volume or scope of services over the life of the contract. Work under the agreement is instead awarded through shorter-term work authorizations under the general terms of the agreement. The Company generally provides operations support services under either time-and-materials or unit-price contracts depending on factors such as the degree of complexity, the completeness of engineering and the required schedule.
Significant estimates are required in the revenue recognition process including assessment of the percentage of completion, identification of performance obligations, and estimation of variable consideration including the constraint.
The Company’s invoicing frequency and payment terms are in accordance with negotiated customer contracts. Customer invoicing can range between daily and monthly and payment terms generally range between net 15 and net 60 days. The Company does not typically include extended payment terms in its contracts with customers. Under these payment terms, the customer pays progress payments based on actual work or milestones completed. When payment terms do not align with revenue recognition, the variance is recorded to either contract liabilities or contract assets, as appropriate. Customer contracts do not generally include a significant financing component because the Company does not expect the period between customer payment and transfer of control to exceed one year. The Company does not adjust consideration for the effects of a significant financing component if the period of time between the transfer of control and the customer payment is less than one year.
The Company accounts for a contract when it has approval and commitments from both parties, the rights of the parties are identified, the payment terms are identified, the contract has commercial substance and the collectability of consideration is probable. Each contract is evaluated to determine if it includes more than one performance obligation. This evaluation requires significant judgement and the determination that the contract contains more than

Consolidated Financial Statements December 31, 2019	F - 6	North American Construction Group Ltd.

one performance obligation could change the amount of revenue and profit recorded in a given period. The majority of the Company's contracts with defined scope include one significant integrated service, where the Company is responsible for ensuring the individual goods and services are incorporated into one combined output. Such contracts are accounted for as one performance obligation. When more than one distinct good or service is contracted, the contract is separated into more than one performance obligation and the total transaction price is allocated to each performance obligation based upon stand-alone selling prices. When a stand-alone selling price is not observable, it is estimated using a suitable method.
The total transaction price can be comprised of fixed consideration and variable consideration, such as profit incentives, discounts and performance bonuses or penalties. When a contract includes variable consideration, the amount included in the total transaction price is based on the expected value or the mostly likely amount, constrained to an amount that it is probable a significant reversal will not occur. Significant judgement is involved in determining if a variable consideration amount should be constrained. In applying this constraint, the Company considers both the likelihood of a revenue reversal arising from an uncertain future event and the magnitude of the revenue reversal if the uncertain event were to occur or fail to occur. The following circumstances are considered to be possible indicators of significant revenue reversals:

•	The amount of consideration is highly susceptible to factors outside the Company’s influence, such as judgement of actions of third parties and weather conditions;

•	The length of time between the recognition of revenue and the expected resolution;

•	The Company’s experience with similar circumstances and similar customers, specifically when such items have predictive value;

•	The Company’s history of resolution and whether that resolution includes price concessions or changing payment terms; and

•	The range of possible consideration amounts.
The Company's performance obligations are typically satisfied by transferring control over time, for which revenue is recognized using the percentage of completion method, measured by the ratio of costs incurred to date to estimated total costs. For defined scope contracts, the cost-to-cost method faithfully depicts the Company’s performance because the transfer of the asset to the customer occurs as costs are incurred. The costs of items that do not relate to the performance obligation, particularly in the early stages of the contract, are excluded from costs incurred to date. Pre-construction activities, such as mobilization and site setup, are recognized as contract costs on the consolidated balance sheets and amortized over the life of the project. These costs are excluded from the cost-to- cost calculation.
The Company has elected to apply the ‘as-invoiced’ practical expedient to recognize revenue in the amount to which the Company has a right to invoice for all contracts in which the value of the performance completed to date directly corresponds with the right to consideration. This will be applied to all contracts, where applicable, and the majority of undefined scope work is expected to use this practical expedient.
The length of the Company’s contracts varies from less than one year for typical contracts to several years for certain larger contracts. Project costs include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour and supplies. General and administrative expenses are charged to expenses as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.
Changes in project performance, project conditions, and estimated profitability, including those arising from profit incentives, penalty provisions and final contract settlements, may result in revisions to costs and revenue that are recognized in the period in which such adjustments are determined. Once a project is underway, the Company will often experience changes in conditions, client requirements, specifications, designs, materials and work schedules. Generally, a “change order” will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute between the Company and a customer, the Company will assess the legal enforceability of the change to determine if a contract modification exists. The Company considers a contract modification to exist when the modification either creates new or changes the existing enforceable rights and obligations.

Consolidated Financial Statements December 31, 2019	F - 7	North American Construction Group Ltd.

Most contract modifications are for goods and services that are not distinct from the existing contract due to the significant integrated service provided in the context of the contract and are accounted for as part of the existing contract. Therefore, the effect of a contract modification on the transaction price and the Company's measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue on a cumulative catch-up basis. If a contract modification is approved in scope and not price, the associated revenue is treated as variable consideration, subject to constraint. This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods.
The Company’s long-term contracts typically allow its customers to unilaterally reduce or eliminate the scope of the work as contracted without cause. These long-term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.
Revenue is measured based on consideration specified in the customer contract, and excludes any amounts collected on behalf of third parties. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specified revenue producing transaction, that are collected by the Company for a customer, are excluded from revenue.
d) Balance sheet classifications
A one-year time period is typically used as the basis for classifying current assets and liabilities. However, there is a possibility that amounts receivable and payable under construction contracts (principally holdbacks) may extend beyond one year and would be included in current assets and liabilities.
e) Cash
Cash includes cash on hand and bank balances net of outstanding cheques.
f) Accounts receivable and contract assets
Accounts receivable are recorded when the Company has an unconditional right to consideration arising from performance of contracts with customers. Accounts receivable may be comprised of amounts billed to customers and amounts that have been earned but have not yet been billed. Such unbilled but earned amounts generally arise when a billing period ends prior to the end of the reporting period. When this occurs, revenue equal to the earned and unbilled amount is accrued. Such accruals are classified as accounts receivable on the balance sheet, even though they are not yet billed, as they represent consideration for work that has been completed prior to the period end where the Company has an unconditional right to consideration.
Contract assets include unbilled amounts representing revenue recognized from work performed where the Company does not yet have an unconditional right to compensation. These balances generally relate to (i) revenue accruals on contracts where the percentage of completion method of revenue recognition requires an accrual over what has been billed and (ii) revenue recognized from variable consideration related to unpriced contract modifications.
The Company reviews its accounts receivable amounts regularly and outstanding amounts are written down to their expected realizable value when they are determined not to be fully collectible. This generally occurs when the customer has indicated an inability to pay, the Company is unable to communicate with the customer over an extended period of time, and other methods to obtain payment have not been successful. Bad debt expense is charged to project costs in the consolidated statements of operations and comprehensive income in the period the account is determined to be doubtful. Estimates of the allowance for doubtful accounts are determined on a customer-by-customer evaluation of collectability at each reporting date taking into consideration the following factors: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition and historical experience. The Company reviews its contract assets regularly and assesses any amounts that are not billed within the next billing cycle to confirm collectability.

Consolidated Financial Statements December 31, 2019	F - 8	North American Construction Group Ltd.

g) Contract costs
The Company occasionally incurs costs to obtain contracts (reimbursable bid costs) and to fulfill contracts (fulfillment costs). If these costs meet certain criteria, they are capitalized as contract costs, included within other assets on the consolidated balance sheets. Capitalized costs are amortized based on the transfer of goods or services to which the assets relate and are included in project costs. Reimbursable bid costs meet the criteria for capitalization when these costs will be reimbursed by the owner regardless of the outcome of the bid. Generally, this occurs when the Company has been selected as the preferred bidder for a project. The Company recognizes reimbursable bid costs as an expense when incurred if the amortization period of the asset that the entity would have otherwise recognized is one year or less. Costs to fulfill a contract meet the criteria for capitalization if they relate directly to a specifically identifiable contract, they generate or enhance resources that will be used to satisfy future performance obligations and if the costs are expected to be recovered. The costs that meet this criterion are often mobilization and site set-up costs.
h) Remaining performance obligations
Remaining performance obligation represents the transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period. The Company's long-term contracts typically allow customers to unilaterally reduce or eliminate the scope of the contracted work without cause. These long-term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods. Excluded from this disclosure are amounts where the Company recognizes revenue as-invoiced (note 16(e)).
i) Contract liabilities
Contract liabilities consist of advance payments and billings in excess of costs incurred and estimated earnings on uncompleted contracts.
j) Allowance for doubtful accounts
The Company evaluates the probability of collection of accounts receivable and records an allowance for doubtful accounts, which reduces accounts receivable to the amount management reasonably believes will be collected. In determining the amount of the allowance, the following factors are considered: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition and historical experience.
k) Inventories
Inventories are carried at the lower of cost and net realizable value, and consist primarily of tracks, track frames, fuel and lubricants. Cost is determined using the weighted-average method.
During the second quarter of 2019, management performed a comprehensive review of its inventory accounting policy and determined that certain parts initially expensed upon purchase should instead be recorded as inventory when acquired and expensed when ultimately utilized. As a result, inventories reported in previous periods were understated by the amount of parts that remained on hand at the respective balance sheets date. Previously reported equipment costs were overstated by the net amount of any such inventory purchased in excess of amounts utilized in a given reporting period. The Company recorded an out-of-period correction to increase inventories and decrease equipment costs by $2,775 ($2,040 net of deferred tax) during the year ended December 31, 2019. Management concluded the impact of these adjustments were not material to any previously issued annual financial statements.
l) Property, plant and equipment
Property, plant and equipment are recorded at cost. The Company capitalizes interest incurred on debt during the construction of assets for the Company’s own use. The capitalization period covers the duration of the activities required to get the asset ready for its intended use, provided that expenditures for the asset have been made and interest cost incurred. Interest capitalization continues as long as those activities and the incurrence of interest cost continue.
Equipment under finance lease is recorded at the present value of minimum lease payments at the inception of the lease.

Consolidated Financial Statements December 31, 2019	F - 9	North American Construction Group Ltd.

Major components of heavy construction equipment in use such as engines and drive trains are recorded separately. The capitalized interest is amortized at the same rate as the respective asset. Depreciation is not recorded until an asset is available for use. Depreciation is calculated based on the cost, net of the estimated residual value, over the estimated useful life of the assets on the following bases and rates:

Assets	Basis	Rate
Heavy equipment	Units of production	3,000 - 120,000 hours
Major component parts in use	Units of production	3,000 - 50,000 hours
Other equipment	Straight-line	5 - 10 years
Licensed motor vehicles	Straight-line	5 - 10 years
Office and computer equipment	Straight-line	4 - 10 years
Furnishings, fixtures and facilities	Straight-line	10 - 30 years
Buildings	Straight-line	10 - 50 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life and lease term
Land	No depreciation	No depreciation

The costs for periodic repairs and maintenance are expensed to the extent the expenditures serve only to restore the assets to their normal operating condition without enhancing their service potential or extending their useful lives.
m) Intangible assets
Acquired intangible assets with finite lives are recorded at historical cost net of accumulated amortization and accumulated impairment losses, if any. The cost of intangible assets acquired in an asset acquisition are recorded at cost based upon relative fair value as at the acquisition date. Costs incurred to increase the future benefit of intangible assets are capitalized.
Intangible assets with definite lives are amortized over their estimated useful lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and method for an intangible asset with a finite useful life are reviewed at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. Estimated useful lives of definite lived intangible assets and corresponding amortization method are:

Assets	Basis	Rate
Internal-use software	Straight-line	4 years
Customer contracts	Straight-line	1 - 2 years
Favourable land lease	Straight-line	27 years
Assembled workforce	Straight-line	5 years
Partnership relationship	Straight-line	5 years
Brand	Straight-line	5 years

n) Impairment of long-lived assets
Long-lived assets or asset groups held and used including property, plant and equipment and identifiable intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset or group of assets is less than its carrying amount, it is considered to be impaired. The Company measures the impairment loss as the amount by which the carrying amount of the asset or group of assets exceeds its fair value, which is charged to depreciation or amortization expense. In determining whether an impairment exists, the Company makes assumptions about the future cash flows expected from the use of its long-lived assets, such as: applicable industry performance and prospects; general business and economic conditions that prevail and are expected to prevail; expected growth; maintaining its customer base; and, achieving cost reductions. There can be no assurance that expected future cash flows will be realized, or will be sufficient to recover the carrying amount of long-lived assets. Furthermore, the

Consolidated Financial Statements December 31, 2019	F - 10	North American Construction Group Ltd.

process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates.
o) Assets held for sale
Long-lived assets are classified as held for sale when certain criteria are met, which include:

•	management, having the authority to approve the action, commits to a plan to sell the assets;

•	the assets are available for immediate sale in their present condition;

•	an active program to locate buyers and other actions to sell the assets have been initiated;

•	the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year;

•	the assets are being actively marketed at reasonable prices in relation to their fair value; and

•	it is unlikely that significant changes will be made to the plan to sell the assets or that the plan will be withdrawn.
A long-lived asset that is newly acquired and will be sold rather than held and used is classified as held for sale if the one year requirement is met and if the other requirements are expected to be met within a short period following the asset acquisition. Assets to be disposed of by sale are reported at the lower of their carrying amount or estimated fair value less costs to sell and are disclosed separately on the consolidated balance sheets. These assets are not depreciated.
Equipment disposal decisions are made using an approach in which a target life is set for each type of equipment. The target life is based on the manufacturer’s recommendations and the Company’s past experience in the various operating environments. Once a piece of equipment reaches its target life it is evaluated to determine if disposal is warranted based on its expected operating cost and reliability in its current state. If the expected operating cost exceeds the target operating cost for the fleet or if the expected reliability is lower than the target reliability of the fleet, the unit is considered for disposal. Expected operating costs and reliability are based on the past history of the unit and experience in the various operating environments. Once the Company has determined that the equipment will be disposed, and the criteria for assets held for sale are met, the unit is recorded in assets held for sale at the lower of depreciated cost or net realizable value.
p) Foreign currency translation
The functional currency of the Company and its subsidiaries is Canadian Dollars. Transactions denominated in foreign currencies are recorded at the rate of exchange on the transaction date. Monetary assets and liabilities, denominated in foreign currencies, are translated into Canadian Dollars at the rate of exchange prevailing at the balance sheet date. Foreign exchange gains and losses are included in the determination of earnings.
q) Fair value measurement
Fair value measurements are categorized using a valuation hierarchy for disclosure of the inputs used to measure fair value, which prioritizes the inputs into three broad levels. Fair values included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair values included in Level 2 include valuations using inputs based on observable market data, either directly or indirectly other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. The classification of a fair value within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.
r) Income taxes
The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period of enactment. A valuation allowance is recorded against any deferred tax asset if it is more likely than not that the asset will not be realized.

Consolidated Financial Statements December 31, 2019	F - 11	North American Construction Group Ltd.

The Company recognizes the effect of income tax positions only if those positions are more likely than not (greater than 50%) of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. The Company accrues interest and penalties for uncertain tax positions in the period in which these uncertainties are identified. Interest and penalties are included in “General and administrative expenses” in the consolidated statements of operations and comprehensive income.
s) Stock-based compensation
The Company has a Restricted Share Unit (“RSU”) Plan which is described in note 18(a). RSUs are generally granted effective July 1 of each fiscal year with respect to services to be provided in that fiscal year and the following two fiscal years. The RSUs generally vest at the end of the three-year term. The Company settles RSUs with common shares purchased on the open market through a trust arrangement. Compensation expense is calculated based on the number of vested RSUs multiplied by the fair value of each RSU as determined by the volume weighted-average trading price of the Company’s common shares for the five trading days immediately preceding the day on which the fair market value was to be determined. The Company recognizes compensation cost over the three-year term in the consolidated statements of operations and comprehensive income, with a corresponding increase to additional paid-in capital. When dividends are paid on common shares, additional dividend equivalent RSUs are granted to all RSU holders as of the dividend payment date. The number of additional RSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding RSUs, divided by the fair market value of the Company's common shares on the dividend payment date. Such additional RSUs are granted subject to the same service criteria as the underlying RSUs.
The Company has a Performance Restricted Share Unit ("PSU") plan which is described in note 18(b). The PSUs vest at the end of a three-year term and are subject to the performance criteria approved by the Human Resources and Compensation Committee at the date of the grant. Such performance criterion includes the passage of time and is based upon the improvement of total shareholder return ("TSR") as compared to a defined company Canadian peer group. TSR is calculated using the fair market values of voting common shares at the grant date, the fair market value of voting common shares at the vesting date and the total dividends declared and paid throughout the vesting period. The grants are measured at fair value on the grant date using the Monte Carlo model. At the maturity date, the Human Resources and Compensation Committee will assess actual performance against the performance criteria and determine the number of PSUs that have been earned. The Company intends to settle all PSUs with common shares purchased on the open market through a trust arrangement. The Company recognizes compensation cost over the three-year term of the PSU in the consolidated statements of operations and comprehensive income, with a corresponding increase to additional paid-in capital.
The Company has a Deferred Stock Unit (“DSU”) Plan which is described in note 18(c). The DSU plan enables directors and executives to receive all or a portion of their annual fee or annual executive bonus compensation in the form of DSUs and are settled in cash. Compensation expense is calculated based on the number of DSUs multiplied by the fair market value of each DSU as determined by the volume weighted-average trading price of the Company’s common shares for the five trading days immediately preceding the day on which the fair market value is to be determined, with any changes in fair value recognized in general and administrative expenses on the consolidated statements of operations and comprehensive income. Compensation costs related to DSUs are recognized in full upon the grant date as the units vest immediately. When dividends are paid on common shares, additional dividend equivalent DSUs are granted to all DSU holders as of the dividend payment date. The number of additional DSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding DSUs, divided by the fair market value of the Company's common shares on the dividend payment date. Such additional DSUs are granted subject to the same service criteria as the underlying DSUs.
The Company has a Share Option Plan which is described in note 18(d). The Company accounts for all stock-based compensation payments that are settled by the issuance of equity instruments at fair value. Compensation cost is measured using the Black-Scholes model at the grant date and is expensed on a straight-line basis over the award’s vesting period, with a corresponding increase to additional paid-in capital. Upon exercise of a stock option, share capital is recorded at the sum of proceeds received and the related amount of additional paid-in capital.
As stock-based compensation expense recognized in the consolidated statements of earnings is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates.

Consolidated Financial Statements December 31, 2019	F - 12	North American Construction Group Ltd.

t) Net income per share
Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period (see note 15(b)). Diluted net income per share is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the year, adjusted for dilutive share amounts. The diluted per share amounts are calculated using the treasury stock method and the if-converted method.
u) Leases
The Company determines whether a contract is or contains a lease at inception of the contract. At the lease commencement date, the Company recognizes a right-of-use ("ROU") asset and a lease liability. The ROU asset for operating and finance leases are included in operating lease right-of-use assets and property, plant and equipment, respectively, on the consolidated balance sheets. The lease liability for operating and finance leases are included in operating lease liabilities and finance lease obligations, respectively.
Operating and finance lease assets and liabilities are initially measured at the present value of lease payments at the commencement date. Subsequently, finance lease liabilities are measured at amortized cost using the effective interest rate method and operating lease liabilities are measured at the present value of unpaid lease payments.
As most of the Company’s operating lease contracts do not provide the implicit interest rate, nor can the implicit interest rate be readily determined, the Company uses its incremental borrowing rate as the discount rate for determining the present value of lease payments. The Company's incremental borrowing rate for a lease is the rate that the Company would pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Company uses the lease implicit interest rate when it is determinable.
The lease term for all of the Company's leases includes the non-cancellable period of the lease plus any period covered by options to extend (or not to terminate) the lease term when it is reasonably certain that the Company will exercise that option.
Lease payments are comprised of fixed payments owed over the lease term and the exercise price of a purchase option if the Company is reasonably certain to exercise the option. The ROU assets for both operating and finance leases are initially measured at cost, which consists of the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred, less any lease incentives received. Subsequently, the ROU assets for finance leases are amortized on a straight-line basis from the lease commencement date to the earlier of the end of its useful life or the end of the lease term. ROU asset depreciation expense is recognized and presented separately from interest expense on the lease liability through depreciation and interest expense, net, respectively. The ROU asset for operating leases is measured at the amortized value of the ROU asset. Amortization of the ROU asset is calculated as the current-period lease cost adjusted by the lease liability accretion to the then outstanding lease balance. Lease expense of the operating lease ROU asset is recognized on a straight-line basis over the remaining lease term through general and administrative expenses.
ROU assets for operating and finance leases are reduced by any accumulated impairment losses. The Company's existing accounting policy for impairment of long-lived assets is applied to determine whether an ROU asset is impaired, and if so, the amount of the impairment loss to be recognized.
The Company monitors for events or changes in circumstances that require a reassessment of one or more of its leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset.
The Company generally accounts for contracts with lease and non-lease components separately. This involves allocating the consideration in the contract to the lease and non-lease components based on each component’s relative standalone price. For certain leases, the Company has elected to apply the practical expedient to account for the lease and non-lease components together as a single lease component. Non-lease components include common area maintenance and machine maintenance. For those leases, the lease payments used to measure the lease liability include all of the fixed consideration in the contract.
ROU assets and lease liabilities for all leases that have a lease term of 12 months or less ("short-term leases") are not recognized. The Company recognizes its short-term lease payments as an expense on a straight-line basis over the lease term. Short-term lease variable payments are recognized in the period in which the payment is assessed.

Consolidated Financial Statements December 31, 2019	F - 13	North American Construction Group Ltd.

The Company has entered into contracts to sublease certain operating property leases to third parties and generally accounts for lease and non-lease components of subleases separately.
v) Deferred financing costs
Underwriting, legal and other direct costs incurred in connection with the issuance of debt are presented as deferred financing costs. Deferred financing costs related to the mortgage and the issuance of Convertible Debentures are included within liabilities on the consolidated balance sheets and are amortized using the effective interest rate method over the term to maturity. Deferred financing costs related to revolving facilities under the credit facilities are included within other assets on the consolidated balance sheets and are amortized ratably over the term of the Credit Facility.
w) Investments in affiliates and joint ventures
Upon inception or acquisition of a contractual agreement, the Company performs an assessment to determine whether the arrangement contains a variable interest in a legal entity and whether that legal entity is a VIE. Where it is concluded that the Company is the primary beneficiary of a VIE, the Company will consolidate the accounts of that VIE. Other qualitative factors that are considered include decision-making responsibilities, the VIE capital structure, risk and rewards sharing, contractual agreements with the VIE, voting rights and level of involvement of other parties. The Company assesses the primary beneficiary determination for a VIE on an ongoing basis as changes occur in the facts and circumstances related to a VIE. If an entity is determined to not be a VIE, the voting interest entity model will be applied.
The Company utilizes the equity method to account for its interests in affiliates and joint ventures that the Company does not control but over which it exerts significant influence. The equity method is typically used when it has an ownership interest of between 20% and 50% in an entity, provided the Company is able to exercise significant influence over the investee’s operations. Significant influence is the power to participate in the financial and operating policy decisions of the investee.
Under the equity method, the investment in an affiliate or a joint venture is initially recognized at cost. Transaction costs that are incremental and directly attributable to the investment in the affiliate or joint venture are included in the cost. The total initial cost of the investment is attributable to the net assets in the equity investee at fair value and additional assets acquired including intangible assets.
The carrying amount of investment is adjusted to recognize changes in the Company’s share of net assets of the affiliate or joint venture since the acquisition date.
The aggregate of the Company’s share of profit or loss of affiliates and joint ventures is shown on the face of the consolidated statements of operations and comprehensive income, representing profit or loss after tax and noncontrolling interests in the subsidiaries of the affiliate or joint venture. Transactions between the Company and the affiliate or joint venture are eliminated to the extent of the interest in the affiliate or joint venture.
After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its affiliate or joint venture. At each reporting date, the Company determines whether there is objective evidence that the investment in the affiliate or joint venture is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, and then recognizes the loss within "equity earnings in affiliates and joint ventures" in the consolidated statements of operations and comprehensive income. Upon loss of significant influence over the associate or joint control over the joint venture, the Company measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognized in the consolidated statements of operations and comprehensive income.
3. Accounting pronouncements recently adopted
Leases
The Company adopted the new standard for leases, Topic 842, effective January 1, 2019. The Company applied the “Modified Retrospective” method where the cumulative effect adjustment is recognized to the opening balance of equity at January 1, 2019. As a result, the Company was not required to adjust its comparative period financial information for effects of the standard or make the new required lease disclosures for periods before the date of

Consolidated Financial Statements December 31, 2019	F - 14	North American Construction Group Ltd.

adoption (i.e. January 1, 2019). The Company elected to adopt the package of practical expedients available upon transition, and therefore has not reassessed: (1) whether expired or existing contracts contain leases under the new definition of a lease, (2) lease classification for expired or existing leases, or (3) whether previously capitalized initial direct costs would qualify for capitalization under Topic 842. In addition, the Company elected to use hindsight when considering the likelihood that lessee options to extend or terminate a lease or purchase the underlying assets will be exercised. The adoption of this new standard had an impact on the Company’s consolidated balance sheets where the Company was required to recognize ROU assets and lease liabilities for operating leases. However, there was no adjustment to opening equity at January 1, 2019.
As a result of adoption Topic 842, on January 1, 2019 the Company recognized operating lease liabilities of $17,410 (of which $3,407 was current and $14,003 was non-current) and operating lease ROU assets of $16,021. ROU assets are net of $1,389 related to deferred lease inducements previously included in other long-term obligations. In addition, the Company reclassified its capital lease obligations (of which $32,250 was current and $54,318 was non-current) to the corresponding finance lease obligations captions on the consolidated balance sheets.
The following table provides the Company's future minimum lease payments as at December 31, 2018 under Topic 840, prior to the adoption of Topic 842:

	Capital Leases	Operating Leases
2019	$33,886	$6,003
2020	23,843	6,091
2021	15,115	6,091
2022	11,621	5,098
2023 and thereafter	6,308	12,382
Total minimum lease payments	$90,773	$35,665
Less: amount representing interest (at rates ranging from 2.48% to 7.51%)	(4,205)
Carrying amount of minimum lease payments	$86,568
Less: current portion of capital leases	(32,250)
	$54,318
4. Recent accounting pronouncements not yet adopted
a) Fair value measurement
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This accounting standard update was issued to improve the effectiveness of disclosure requirements on fair value measurement. This standard is effective January 1, 2020 with early adoption permitted. The Company is assessing the impact the adoption of this standard will have on its consolidated financial statements.
b) Internal-use software
In August 2018, the FASB issued ASU 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40), Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. This accounting standard update was issued to clarify the accounting for implementation costs in cloud computing arrangements. This standard is effective January 1, 2020 with early adoption permitted. The Company is assessing the impact the adoption of this standard will have on its consolidated financial statements.
c) Related party guidance for variable interest entities
In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810), Targeted Improvements to Related Party Guidance for Variable Interest Entities. This accounting standard update was issued to provide an update for determining whether a decision-making fee is a variable interest requiring reporting entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety. This standard is effective January 1, 2020. The Company is assessing the impact the adoption of this standard will have on its consolidated financial statements.
d) Financial instruments - credit losses
In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. This accounting standard updated requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing

Consolidated Financial Statements December 31, 2019	F - 15	North American Construction Group Ltd.

incurred loss impairment model with an expected loss model which requires the use of forward-looking information to calculate credit loss estimates. This standard is effective January 1, 2020 with early adoptions permitted. The Company is assessing the impact the adoption of this standard will have on its consolidated financial statements.
5. Acquisitions
a) Investments in affiliates and joint ventures
On November 1, 2018, the Company acquired the outstanding shares of a privately held entity with ownership interests in a group of civil construction and mining entities based in Edmonton, Alberta (collectively referred to as “Nuna”) for cash consideration of $41.5 million plus acquisition costs of $1.3 million. Nuna includes the following interests in Canadian corporations and partnerships:

• Nuna East Ltd. (37.25%)	• Nuna West Mining Ltd. (49%)
• Nuna Pang Contracting Ltd. (37.25%)	• Nuna Logistics Partnership (49%) ("NL Partnership")
The NL Partnership also holds investments in various other joint ventures and Canadian corporations. The majority of Nuna's operations occur within NL Partnership, in which the Company acquired a 49% ownership interest. The majority 51% ownership interest in NL Partnership is held by the Kitikmeot Corporation, a wholly-owned business entity of the Kitikmeot Inuit Association.
The Company accounted for the transaction as an asset acquisition. As such, the assets acquired were recognized at cost based on their relative fair values. The Company determined the estimated fair values using Level 3 inputs after review and consideration of relevant information, including but not limited to information supplied by the vendor, discounted cash flows, quoted market prices and estimates made by management.
The purchase price at the date of acquisition is allocated to net assets acquired as follows:

Assets
Cash	$10,939
Accounts receivable, net	13,234
Contract assets	3,089
Inventories	3,926
Prepaid expenses and deposits	304
31,492
Property, plant and equipment	15,962
Other assets	1,375
Investment in affiliates and joint ventures	11,728
Total Assets	60,557
Liabilities
Accounts payable	10,604
Accrued liabilities	1,136
Contract liabilities	360
12,100
Long-term debt (including current portion)	3,127
Finance lease obligation (formally capital lease obligation, including current portion)	542
Deferred tax liabilities	1,938
Total Liabilities	17,707

Net assets acquired	$42,850
b) Heavy construction fleet and related assets
On November 23, 2018, the Company acquired a heavy construction equipment fleet and related assets for $198.0 million from a vendor. The transaction involved the purchase of the vendor’s fleet of heavy earth-moving assets, together with support equipment, maintenance facilities, land and the vendor's interest in assigned contracts. The purchase was fully financed at closing through an increased and extended credit facility with the Company's existing lenders, led by National Bank Financial Inc. Under the asset purchase agreement, the final purchase price was subject to closing adjustments, including a price adjustment tied to the final net book value of the purchased assets. The purchase agreement included an initial cash payment upon closing of $150.8 million and the assumption of $12.6 million in capital leases and equipment-related promissory notes from the seller. The unpaid balance of the purchase price was recorded at fair value within promissory notes, payable in three installments, six, twelve and

Consolidated Financial Statements December 31, 2019	F - 16	North American Construction Group Ltd.

eighteen months from the closing date. The installments are accreted using the effective interest method. No material adjustments were made to the final purchase price in accordance with terms of the purchase price agreement.
The Company accounted for the transaction as an asset acquisition. As such, the assets acquired were recognized at cost based on their relative fair values. The Company determined the estimated fair values using Level 3 inputs after review and consideration of relevant information, including but not limited to information supplied by the vendor, discounted cash flows, quoted market prices and estimates made by management.
The purchase price was primarily allocated to heavy equipment, land, building and inventory. Intangible assets were recognized with respect to favorable interest rates on the capital leases and promissory notes assumed, as well as an interest in the Mikisew North American Limited Partnership. Transaction costs of $0.4 million associated with the acquisition were capitalized.
6. Accounts receivable

	Note	December 31, 2019	December 31, 2018
Trade		$38,686	$67,913
Holdbacks		7,152	558
Accrued trade receivables		13,174	9,807
Contract receivables		$59,012	$78,278
Other		7,734	4,121
		$66,746	$82,399
Holdbacks represent amounts up to 10% of the contract value under certain contracts that the customer is contractually entitled to withhold until completion of the project or until certain project milestones are achieved. Information about the Company’s exposure to credit risks and impairment losses for trade and other receivables is included in note 13(d).
7. Property, plant and equipment

December 31, 2019	Cost	Accumulated Depreciation	Net Book Value
Owned assets
Heavy equipment	$299,298	$70,031	$229,267
Major component parts in use	252,328	92,161	160,167
Other equipment	40,344	25,328	15,016
Licensed motor vehicles	14,270	9,463	4,807
Office and computer equipment	5,154	3,511	1,643
Land	13,829	—	13,829
Buildings	26,281	2,421	23,860
	651,504	202,915	448,589

Assets under finance lease
Heavy equipment	132,270	43,466	88,804
Major component parts in use	71,706	27,918	43,788
Other equipment	2,126	264	1,862
Licensed motor vehicles	5,617	1,551	4,066
Office and computer equipment	691	71	620
	212,410	73,270	139,140

Total property, plant and equipment	$863,914	$276,185	$587,729

Consolidated Financial Statements December 31, 2019	F - 17	North American Construction Group Ltd.

December 31, 2018	Cost	Accumulated Depreciation	Net Book Value
Owned assets
Heavy equipment	$346,071	$78,296	$267,775
Major component parts in use	143,032	66,019	77,013
Other equipment	33,824	21,711	12,113
Licensed motor vehicles	19,745	15,618	4,127
Office and computer equipment	8,972	6,450	2,522
Land	11,095	—	11,095
Buildings	31,425	6,265	25,160
Leasehold improvements	2,875	1,053	1,822
	597,039	195,412	401,627

Assets under finance lease
Heavy equipment	110,759	35,376	75,383
Major component parts in use	64,602	16,964	47,638
Other equipment	772	17	755
Licensed motor vehicles	3,822	1,087	2,735
Office and computer equipment	23	23	—
Buildings	25	6	19
	180,003	53,473	126,530

Total property, plant and equipment	$777,042	$248,885	$528,157
During the year ended December 31, 2019, additions to property, plant and equipment by means of finance leases were $28,107 (2018 - $21,904).
In 2018, the Company completed sale-leaseback transactions of $29,295. Deferred gains on sale-leaseback transactions are included in other long-term obligations and are amortized over the expected life of the equipment (note 14(a)).
8. Income taxes
Income tax provision differs from the amount that would be computed by applying the Federal and Provincial statutory income tax rates to income before income taxes. The reasons for the differences are as follows:

Year ended December 31,	2019	2018
Income before income taxes	$39,991	$21,417
Tax rate	26.50%	27.00%
Expected expense	$10,598	$5,783
(Decrease) increase related to:
Impact of enacted future statutory income tax rates	(5,797)	—
Rate differential on equity earnings in affiliates and joint ventures	(859)	—
Other	(1,097)	313
Deferred income tax expense	$2,845	$6,096
Current income tax expense	13	—
Total income tax expense	$2,858	$6,096

Consolidated Financial Statements December 31, 2019	F - 18	North American Construction Group Ltd.

The deferred tax assets and liabilities are summarized below:

	December 31, 2019	December 31, 2018
Deferred tax assets:
Non-capital and net capital loss carryforwards	$44,763	$24,478
Contract liabilities	—	572
Finance lease obligations	27,220	23,207
Stock-based compensation	3,393	3,545
Other	682	2,538
Subtotal	$76,058	$54,340
Less: valuation allowance	(881)	(1,035)
	$75,177	$53,305

Deferred tax liabilities:
Contract assets	$4,805	$3,711
Accounts receivable – holdbacks	924	96
Property, plant and equipment	106,104	84,927
Deferred financing costs	190	86
	$112,023	$88,820

Net deferred income tax liability	$36,846	$35,515
Classified as:

	December 31, 2019	December 31, 2018
Deferred tax asset	$15,655	$9,272
Deferred tax liability	(52,501)	(44,787)
	$(36,846)	$(35,515)
The Company and its subsidiaries file income tax returns in the Canadian federal jurisdiction, multiple provincial jurisdictions, the U.S. federal jurisdiction and one state jurisdiction.
At December 31, 2019, the Company has a deferred tax asset of $43,882 resulting from non-capital loss carryforwards of $185,614, which expire as follows:

December 31, 2019
2027	$279
2032	5,099
2033	5,893
2034	3,531
2036	3,127
2037	18,955
2038	86,189
2039	62,541
$185,614
At December 31, 2019, the Company has recorded a valuation allowance against the deferred tax asset of $881 resulting from net capital loss carryforwards of $7,664, which have an indefinite life.
9. Accrued liabilities

	Note	December 31, 2019	December 31, 2018
Accrued interest payable		$1,557	$972
Payroll liabilities		11,973	15,360
Liabilities related to short-term rentals		2,405	423
Dividends payable	15(d)	1,030	500
Income and other taxes payable		38	1,749
Other		557	153
		$17,560	$19,157

Consolidated Financial Statements December 31, 2019	F - 19	North American Construction Group Ltd.

10. Leases
The Company has finance and operating leases for heavy equipment, shop facilities, vehicles and office facilities. These leases have lease terms of one to 15 years, with options to extend on certain leases for terms up to 5 years.
a) Lease expenses and (income)

Year ended December 31,	2019
Short-term lease expense	$36,179
Operating lease expense	4,435
Operating lease income	(3,074)
During the year ended December 31, 2019, depreciation of equipment under finance leases (formerly capital lease obligations at December 31, 2018) was $26,416 (December 31, 2018 - $25,995).
The Company generates operating lease income from the sublease of certain office facilities.
b) Supplemental balance sheet information

December 31, 2019
Net book value of property, plant and equipment under finance leases	$139,140
Weighted-average remaining lease term (in years):
Finance leases	3.1
Operating leases	8.3
Weighted-average discount rate:
Finance leases	3.94%
Operating leases	4.80%
c) Maturity analysis
The future minimum lease payments and receipts from non-cancellable operating leases as at December 31, 2019 for the periods shown are as follows:

	Payments		Receipts
For the year ending December 31,	Finance Leases	Operating Leases	Operating leases
2020	$31,657	$4,714	$3,052
2021	23,151	4,679	3,052
2022	16,522	3,683	2,150
2023	8,064	2,199	999
2024 and thereafter	1,848	11,353	—
Total minimum lease payments	$81,242	$26,628	$9,253
Less: amount representing interest	(4,964)	(5,119)
Carrying amount of minimum lease payments	$76,278	$21,509
Less: current portion of leases	(29,206)	(3,799)
	$47,072	$17,710
11. Investments in "affiliates and joint ventures"
Information regarding the Company’s investments in certain Canadian corporations, partnerships and joint ventures is outlined below. For each of these investments, the Company’s maximum exposure to loss is the Company’s share of the investee’s net assets.
a) Nuna
Nuna includes the following interests in Canadian corporations and partnerships:

• Nuna East Ltd. (37.25%)	• Nuna West Mining Ltd. (49%)
• Nuna Pang Contracting Ltd. (37.25%)	• Nuna Logistics Partnership (49%) ("NL Partnership")
The Company accounts for Nuna East Ltd., Nuna West Mining Ltd. and Nuna Pang Contracting Ltd. using the equity method.

Consolidated Financial Statements December 31, 2019	F - 20	North American Construction Group Ltd.

Upon initial acquisition of the interest in the NL Partnership, the Company accounted for this investment using proportionate consolidation. On November 1, 2019, the Company entered into a transaction to reorganize its investment in the NL Partnership. Subsequent to the reorganization, the Company’s investment in the NL Partnership is held through a corporation and is therefore no longer eligible for certain presentation elections permitting the proportionate method of consolidation. As a result, the Company has applied the equity method prospectively as of November 1, 2019, whereby the Company’s share of the assets and liabilities of the NL Partnership were reclassified from the respective accounts to the investments in affiliates and joint ventures. The reorganization did not result in a change in control of the NL Partnership. As a result of the reorganization, the Company did not remeasure the retained investment in the NL Partnership and did not recognize a gain or loss. There has been no change in the Company’s continuing involvement in the NL Partnership and there are no changes to the Company’s related parties as a result of the reorganization.
The NL Partnership holds investments in various affiliates and joint ventures. These entities were formed to perform heavy construction and mining services primarily in northern jurisdictions. The NL Partnership’s involvement with these entities consists of the following activities: assisting in the formation and financing of the entity; providing recourse and/or liquidity support; servicing the assets; providing managerial and administrative services; and receiving fees for services provided.
Certain of these investees of the NL Partnership meet the definition of VIEs. The NL Partnership has consolidated the results of the VIEs for which it is determined to be the primary beneficiary with the recognition of noncontrolling interest, if any, representing amounts attributable to other equity-holders.
The following table summarizes the investments of the NL Partnership, including the NL Partnership’s ownership interest therein:

NL Partnership Interest(iii)
Equity method investments:
Kivalliq Services Ltd.(i)	33.33%
HRN Contracting Ltd.(ii)	33.33%
Proportionately consolidated investments:
Amik Nuna Forestry Services	50.00%
Aroland Nuna	49.00%
Fond Du Lac Nuna	49.00%
Mahiikanuk Nuna	49.00%
Met Nuna	75.00%
Nuna Bauer	50.00%
EDC Nuna Contracting	70.00%
Attawapiskat Nuna	75.00%
Consolidated investments:
Deton Cho Nuna	60.00%
Nuna Deton Cho Winter Road Services	75.00%
Nuna Deton Cho Contracting	100.00%
(i)Includes investment in MTKSL Contracting Joint Venture.
(ii)Includes investment in TDIC/HRN Contracting Joint Venture.
(iii)Subsequent to the change in presentation of the NL Partnership on November 1, 2019, the investments of the NL Partnership and the results of these investments are recognized through the Company’s equity method investment in the NL Partnership.

Consolidated Financial Statements December 31, 2019	F - 21	North American Construction Group Ltd.

The following table summarizes the movement in the investments in affiliates and joint ventures balance during the year:

	December 31, 2019	December 31, 2018
Balance, beginning of the year	$11,788	$—
Additions arising on acquisition	—	11,728
Additions due to change in presentation of NL Partnership	37,025	—
Dividends, repayments of loans and other adjustments	(8,685)	—
Share of net income	2,780	60
Balance, end of the year	$42,908	$11,788
The financial information for the investments in affiliates and joint ventures accounted for using the equity method is summarized as follows:
Balance Sheets

	December 31, 2019	December 31, 2018
Assets
Current assets	$33,734	$9,769
Non-current assets	21,370	2,392
Total assets	$55,104	$12,161
Liabilities
Current liabilities	$10,590	$4,013
Non-current liabilities	2,614	3,032
Total liabilities	$13,204	$7,045
Statement of Operations and Comprehensive Income

Year ended December 31,	2019	2018
Revenues	$24,689	$1,771
Gross profit	5,148	152
Income before taxes	3,782	98
Net income and comprehensive income	2,780	60
b) Mikisew North American Limited Partnership and Dene North Site Services Partnership
The Company holds a 49% interest in each of Mikisew North American Limited Partnership and Dene North Site Services Partnership, which are unincorporated partnerships. Both are considered VIEs due to insufficient equity to finance activities without subordinated financial support. The Company determined that it does not meet the definition of the primary beneficiary with respect to either partnership because it does not have the exclusive right to direct the activities that most significantly impact the partnership's economic performance. The Company accounts for its interest in these partnerships using proportionate consolidation.
12. Long-term debt

	Note	December 31, 2019	December 31, 2018
Credit facilities	12(a)	$190,000	$194,918
Convertible debentures	12(b)	94,031	39,976
Mortgages	12(c)	21,739	19,900
Promissory notes	5(b)	14,648	42,937
Financing obligations	12(d)	15,435	—
Unamortized deferred financing costs	12(e)	(3,896)	(1,773)
		$331,957	$295,958
Less: current portion of long-term debt		(18,514)	(29,996)
		$313,443	$265,962
The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2019 are: $18.6 million in 2020, $194.0 million in 2021, $4.1 million in 2022, $4.3 million in 2023 and $41.3 million in 2024.

Consolidated Financial Statements December 31, 2019	F - 22	North American Construction Group Ltd.

a) Credit facilities

	December 31, 2019	December 31, 2018
Company Credit Facility	$190,000	$192,000
Nuna Credit Facility	—	2,918
	$190,000	$194,918
The Company has an Amended and Restated Credit Agreement (the "Company Credit Facility") with a banking syndicate led by National Bank Financial Inc. The Company Credit Facility is comprised solely of a revolving loan (the "Revolver") which allows borrowings of up to $300.0 million, of which letters of credit may not exceed $25.0 million, with an ability to increase the maximum borrowings by an additional $50.0 million, subject to certain conditions. This facility matures on November 23, 2021, with an option to extend on an annual basis. The Company Credit Facility permits finance lease obligations to a limit of $150.0 million and other debt outstanding to a limit of $20.0 million.
As at December 31, 2019, there was $0.9 million (December 31, 2018 - $0.9 million) in issued letters of credit under the Company Credit Facility and the unused borrowing availability was $109.1 million (December 31, 2018 - $107.1 million).
The Company Credit Facility has two financial covenants that must be tested quarterly on a trailing four-quarter basis. As at December 31, 2019, the Company was in compliance with its financial covenants.

•	The first covenant is the Senior Leverage Ratio which is Bank Senior Debt plus outstanding letters of credit compared to Bank EBITDA less NACG Acheson Ltd. rental revenue.

◦
"Bank Senior Debt" is defined as the Company's long-term debt, finance leases and outstanding letters of credit, excluding Convertible Debentures, deferred financing costs, mortgages related to NACG Acheson Ltd. and debt related to investment in affiliates and joint ventures.

◦
"Bank EBITDA" is defined as earnings before interest, taxes, depreciation and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, and certain other non-cash items included in the calculation of net income.

The Senior Leverage Ratio must be less than or equal to 3.0:1. In the event the Company enters into a material acquisition, the maximum allowable Senior Leverage Ratio would include a step up of 0.50x for four quarters following the acquisition.

•	The second covenant is the Fixed Charge Coverage Ratio which is defined as Bank EBITDA less cash taxes compared to Fixed Charges.

◦	"Fixed Charges" is defined as cash interest, scheduled payments on debt, unfunded cash distributions by the Company and unfunded capital expenditures.

•	The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate ("LIBOR") (all such terms as used or defined in the Company Credit Facility), plus applicable margins. The Company is also subject to non-refundable standby fees, 0.35% to 0.70% depending on the Company's Total Debt / Bank EBITDA Ratio. Total debt ("Total Debt") is defined in the Company Credit Facility as long-term debt including finance leases and letters of credit, excluding Convertible Debentures, deferred financing costs, the mortgage related to NACG Acheson Ltd., and other non-recourse debt. The Credit Facility is secured by a first priority lien on all of the Company's existing and after-acquired property excluding the Company's first securities interests on the BDC mortgage.
Due to the November 1, 2019 reorganization of the NL Partnership, amounts outstanding under the Nuna Credit Facility as at December 31, 2019 are now included in investments in affiliates and joint ventures on the consolidated balance sheets (note 11).

Consolidated Financial Statements December 31, 2019	F - 23	North American Construction Group Ltd.

b) Convertible debentures

	December 31, 2019	December 31, 2018
5.50% convertible debentures	$39,031	$39,976
5.00% convertible debentures	55,000	—
	$94,031	$39,976
The terms of the convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Share equivalence per $1000 debenture	Debt issuance costs
5.50% convertible debentures	March 15, 2017	March 31, 2024	$10.85	$92.1659	$2,133
5.00% convertible debentures	March 20, 2019	March 31, 2026	$26.25	$38.0952	$2,691
Interest on the convertible debentures is payable semi-annually on March 31 and September 30 of each year.
The 5.50% convertible debentures are not redeemable prior to March 31, 2020 and the 5.00% convertible debentures are not redeemable. The convertible debentures are redeemable under certain conditions after a change in control has occurred. On or after March 31, 2020, the 5.50% convertible debentures are redeemable at the option of the Company, in whole or in part at a redemption price equal to the principal amount provided the market price of the common shares is at least 125% of the conversions price; and on or after March 31, 2022 at a redemption price equal to the principal amount, plus accrued and unpaid interest to the redemption date.
If a change in control occurs, the Company is required to offer to purchase all of the convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
c) Mortgages
In October 2019, the Company entered into a 25-year mortgage with BDC for $2.2 million. The mortgage has an expiration date of December 2044 and bears variable interest at BDC's floating base rate minus a variance of 1.50%, equal to 4.55% as at December 31, 2019. The mortgage is secured by a first security interest on land in Acheson, Alberta.
In November 2018, the Company entered into a 25-year mortgage with the BDC for $19.9 million. The mortgage bears interest for the first five years at a fixed rate of 4.80% and has an expiration date of January 2044. The mortgage is secured by a first security interest in the Company's equipment maintenance and rebuild facility with attached head office in Acheson, Alberta.
d) Financing obligations
During the year ended December 31, 2019, the Company was party to sale-leaseback transactions where control of the assets did not transfer; therefore, the related obligations of $17,524 were accounted for as financing transactions rather than finance leases. The finance contracts expire June 2024 and bear interest at rates between 3.20% and 3.34%. The finance obligations are secured by property, plant and equipment.
e) Deferred financing costs

	December 31, 2019	December 31, 2018
Cost	$4,918	$2,227
Accumulated amortization	1,022	454
	$3,896	$1,773
13. Financial instruments and risk management
a) Fair value measurements
In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis are used to determine the fair value of the Company’s financial instruments. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.

Consolidated Financial Statements December 31, 2019	F - 24	North American Construction Group Ltd.

The fair values of the Company’s cash, accounts receivable, contract assets, loans to partnership and joint ventures, accounts payable, accrued liabilities and contract liabilities approximate their carrying amounts due to the nature of the instrument or the relatively short periods to maturity for the instruments. The credit facilities have a carrying value that approximates the fair value due to the floating rate nature of the debt. The mortgages and financing obligations have a carrying value that is not materially different than their fair value.
Financial instruments with carrying amounts that differ from their fair values are as follows:

		December 31, 2019		December 31, 2018
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Convertible debentures	Level 1	94,031	112,970	39,976	48,371
Finance lease obligations	Level 2	76,278	69,929	86,568	78,373
Promissory notes	Level 2	14,648	14,399	42,937	42,937
b) Risk management
The Company is exposed to market and credit risks associated with its financial instruments. The Company will from time to time use various financial instruments to reduce market risk exposures from changes in foreign currency exchange rates and interest rates.
Overall, the Company’s Board of Directors has responsibility for oversight of the Company’s risk management policies. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company’s operating activities.
c) Market risk
Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company’s financial assets and liabilities held, non-trading physical assets and contract portfolios.
To manage the exposure related to changes in market risk, the Company has used various risk management techniques. Such instruments may be used to establish a fixed price for a commodity, an interest bearing obligation or a cash flow denominated in a foreign currency.
The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.
i) Foreign exchange risk
The Company regularly transacts in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. The Company may fix its exposure in either the Canadian Dollar or the US Dollar for these short term transactions, if material.
ii) Interest rate risk
The Company is exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of its financial instruments. Interest expense on borrowings with floating interest rates, including the Company’s Credit Facility, varies as market interest rates change. At December 31, 2019, the Company held $190.0 million of floating rate debt pertaining to its credit facilities (December 31, 2018 – $194.9 million). As at December 31, 2019, holding all other variables constant, a 100 basis point change to interest rates on floating rate debt will result in $1.9 million corresponding change in annual interest expense. This assumes that the amount of floating rate debt remains unchanged from that which was held at December 31, 2019.
The fair value of financial instruments with fixed interest rates fluctuate with changes in market interest rates. However, these fluctuations do not affect earnings, as the Company’s debt is carried at amortized cost and the carrying value does not change as interest rates change.
The Company manages its interest rate risk exposure by using a mix of fixed and variable rate debt.

Consolidated Financial Statements December 31, 2019	F - 25	North American Construction Group Ltd.

d) Credit risk
Credit risk is the risk that financial loss to the Company may be incurred if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company manages the credit risk associated with its cash by holding its funds with what it believes to be reputable financial institutions. The Company is also exposed to credit risk through its accounts receivable and contract assets. Credit risk for trade and other accounts receivables and contract assets are managed through established credit monitoring activities.
The concentration risk is mitigated primarily by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract.
At December 31, 2019 and December 31, 2018, the following customers represented 10% or more of accounts receivable and contract assets:

	December 31, 2019	December 31, 2018
Customer 1	36%	16%
Customer 2	25%	8%
Customer 3	13%	33%
Customer 4	12%	12%
The Company’s exposure to credit risk for accounts receivable and contract assets is as follows:

	December 31, 2019	December 31, 2018
Trade accounts receivable	$38,686	$67,913
Holdbacks	7,152	558
Accrued trade receivables	13,174	9,807
Contract receivables, included in accounts receivable	$59,012	$78,278
Other receivables	7,734	4,121
Total accounts receivable	$66,746	$82,399
Contract assets	19,193	10,673
Total	$85,939	$93,072
Payment terms are per the negotiated customer contracts and generally range between net 15 days and net 60 days. As at December 31, 2019 and December 31, 2018, trade receivables and holdbacks are aged as follows:

	December 31, 2019	December 31, 2018
Not past due	$35,409	$60,326
Past due 1-30 days	10,380	6,649
Past due 31-60 days	5	728
More than 61 days	44	768
Total	$45,838	$68,471
As at December 31, 2019, the Company has recorded an allowance for doubtful accounts of $nil (December 31, 2018 - $nil).

Consolidated Financial Statements December 31, 2019	F - 26	North American Construction Group Ltd.

14. Other long-term obligations

	Note	December 31, 2019	December 31, 2018
Directors' deferred stock unit plan	18(c)	$14,375	$13,413
Deferred gain on sale-leaseback	14(a)	6,593	8,438
Other		3,536	2,353
Deferred lease inducements liability		—	1,419
		$24,504	$25,623
a) Deferred gain on sale-leaseback
Changes in deferred gains on sale-leaseback transactions of heavy equipment are summarized below.

	December 31, 2019	December 31, 2018
Balance, beginning of year	$8,438	$7,654
Addition	—	2,262
Amortization of deferred gain on sale-leaseback	(1,845)	(1,478)
Balance, end of year	$6,593	$8,438
The gain on sale was deferred and is being amortized in the consolidated statements of operations and comprehensive income over the expected useful life of the equipment.
15. Shares
a) Common shares
Issued and outstanding:

	Common shares	Treasury shares	Common shares, net of treasury shares
Issued and outstanding at December 31, 2017	28,070,150	(2,617,926)	25,452,224
Issued upon exercise of stock options	297,940	—	297,940
Issued upon conversion of convertible debentures	2,211	—	2,211
Purchase of treasury shares	—	(660,620)	(660,620)
Settlement of certain equity classified stock-based compensation	—	1,193,935	1,193,935
Retired through share purchase program	(1,281,485)	—	(1,281,485)
Issued and outstanding at December 31, 2018	27,088,816	(2,084,611)	25,004,205
Issued upon exercise of stock options	327,000	—	327,000
Issued upon conversion of convertible debentures	87,096	—	87,096
Purchase of treasury shares	—	(735,857)	(735,857)
Settlement of certain equity classified stock-based compensation	—	1,095,001	1,095,001
Issued and outstanding at December 31, 2019	27,502,912	(1,725,467)	25,777,445
Upon settlement of certain equity classified stock-based compensation during the year ended December 31, 2019, the Company repurchased 513,540 shares for $7,246 to satisfy the recipient tax withholding requirements (year ended December 31, 2018 - 553,036 shares for $4,308). The repurchased shares are included in the purchase of treasury shares for settlement of certain equity classified stock-based compensation.

Consolidated Financial Statements December 31, 2019	F - 27	North American Construction Group Ltd.

b) Net income per share

Year ended December 31,	2019	2018
Net income available to common shareholders	$36,878	$15,286
Interest from convertible debentures (after tax)	3,590	1,792
Diluted net income available to common shareholders	$40,468	$17,078

Weighted-average number of common shares	25,444,374	24,991,517
Weighted-average effect of dilutive securities
Dilutive effect of treasury shares	1,898,645	2,394,824
Dilutive effect of stock options	255,378	357,026
Dilutive effect of 5.00% convertible debentures	1,647,487	—
Dilutive effect of 5.50% convertible debentures	3,597,327	3,684,424
Weighted-average number of diluted common shares	32,843,211	31,427,791

Basic net income per share	$1.45	$0.61
Diluted net income per share	$1.23	$0.54
For the year ended December 31, 2019, there were no securities that were anti-dilutive. For the year ended December 31, 2018, there were 14,247 stock options that were anti-dilutive and therefore were not considered in computing diluted net income per share.
c) Share purchase programs
Commencing on August 14, 2017, the Company engaged in a normal course issuer bid ("NCIB") under which a maximum number of 2,424,333 common shares were authorized to be purchased. During the year ended December 31, 2018, the Company purchased and subsequently cancelled 1,281,485 shares under this NCIB, which resulted in a reduction of common shares of $10,975 and an increase to additional paid-in capital of $1,435. This NCIB expired on August 13, 2018.
d) Dividends
The Company will pay an annual aggregate dividend of $0.12 per common share in 2019 and intends to pay $0.16 in subsequent years, payable on a quarterly basis.

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable
Q4 2018	October 29, 2018	$0.02	November 30, 2018	January 4, 2019	$500
Q1 2019	February 25, 2019	$0.02	March 12, 2019	April 5, 2019	$503
Q2 2019	April 30, 2019	$0.02	May 31, 2019	July 5, 2019	$505
Q3 2019	July 30, 2019	$0.04	August 31, 2019	October 4, 2019	$1,028
Q4 2019	October 29, 2019	$0.04	November 30, 2019	January 3, 2020	$1,030

Consolidated Financial Statements December 31, 2019	F - 28	North American Construction Group Ltd.

16. Revenue
a) Disaggregation of revenue

Year ended December 31,	2019	2018
Revenue by source
Construction services	$132,310	$42,481
Operations support services	586,757	367,580
	$719,067	$410,061

By commercial terms
Time-and-materials	$343,156	$151,796
Unit-price	375,911	253,277
Cost-plus	—	4,988
	$719,067	$410,061

Revenue recognition method
Cost-to-cost percent complete	$252,054	$186,741
As-invoiced	467,013	223,320
	$719,067	$410,061
b) Customer revenues
The following customers accounted for 10% or more of total revenues:

Year ended December 31,	2019	2018
Customer A	33%	43%
Customer B	27%	2%
Customer C	22%	23%
Customer D	13%	21%
c) Contract balances

	December 31, 2019	December 31, 2018
Contract assets	$19,193	$10,673
Contract liabilities	23	4,032
The following table provides information about significant changes in the contract assets:

Year ended December 31,	2019	2018
Balance, beginning of period	$10,673	$21,572
Transferred to receivables from contract assets recognized at the beginning of the period	(10,276)	(14,701)
Increases as a result of changes to the estimate of the stage of completion, excluding amounts transferred in the period	14,892	2,043
Increases as a result of work completed, but not yet an unconditional right to consideration	5,736	409
Increases as a result of Nuna acquisition	—	1,350
Decreases due to effect of change in presentation of NL Partnership	(1,832)	—
Balance, end of period	$19,193	$10,673
The following table provides information about significant changes in the contract liabilities:

Year ended December 31,	2019	2018
Balance, beginning of period	$4,032	$824
Revenue recognized that was included in the contract liability balance at the beginning of the period	(4,031)	(84)
Increases due to cash received, excluding amounts recognized as revenue during the period	174	1,379
Increases as a result of Nuna acquisition	—	1,913
Decreases due to effect of change in presentation of NL Partnership	(152)	—
Balance, end of period	$23	$4,032
The following table provides information about revenue recognized from performance obligations that were satisfied (or partially satisfied) in previous periods:

Year ended December 31,	2019	2018
Revenue recognized	$1,857	$2,516

Consolidated Financial Statements December 31, 2019	F - 29	North American Construction Group Ltd.

These amounts relate to cumulative catch-up adjustments arising from changes in estimated project costs on cost-to-cost percent complete jobs and final settlement of constrained variable consideration.
d) Unpriced contract modifications
The Company recognized revenue from variable consideration related to unpriced contract modifications for the year ended December 31, 2019 of $4,936 (December 31, 2018 - $250).
The Company has recorded amounts in contract assets related to uncollected consideration from revenue recognized on unpriced contract modifications as at December 31, 2019 of $5,312 (December 31, 2018 - $7,526).
The change in unpriced contract modifications during the year ended December 31, 2019 was due to the execution of change orders and an arbitration decision on a previously unresolved claim, offset by additional unresolved modifications and claims.
e) Transaction price allocated to the remaining performance obligations
The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. Included is all consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.

For the year ended December 31,
2020	$58,966
2021	4,729
2022	4,729
2023	4,729
2024	2,225
$75,378
f) Contract costs
The following table summarizes contract costs included within other assets on the consolidated balance sheets.

	December 31, 2019	December 31, 2018
Reimbursable bid costs	$—	$670
Fulfillment costs	1,016	1,638
	$1,016	$2,308
During the year ended December 31, 2019, fulfillment costs of were $1,016 capitalized and no reimbursable bid costs were capitalized (December 31, 2018 - $2,611 and $248, respectively).
17. Interest expense, net

Year ended December 31,	2019	2018
Credit facilities	$9,826	$2,729
Convertible debentures	4,318	2,200
Mortgages	963	105
Promissory notes	1,691	202
Financing obligations	272	—
Finance lease obligations	3,691	2,984
Amortization of deferred financing costs	969	539
Interest expense	$21,730	$8,759
Interest income	(107)	(175)
	$21,623	$8,584

Consolidated Financial Statements December 31, 2019	F - 30	North American Construction Group Ltd.

18. Stock-based compensation
Stock-based compensation expenses included in general and administrative expenses are as follows:

Year ended December 31,	Note	2019	2018
Restricted share unit plan	18(a)	$1,933	$2,110
Performance restricted share unit plan	18(b)	1,892	1,910
Deferred stock unit plan	18(c)	5,618	7,415
Share option plan	18(d)	—	97
		$9,443	$11,532
a) Restricted share unit plan
Restricted Share Units (“RSU”) are granted each year to executives and other key employees with respect to services to be provided in that year and the following two years. The majority of RSUs vest at the end of a three-year term. The Company settles RSUs with common shares purchased on the open market through a trust arrangement.

	Number of units	Weighted-average exercise price $ per share
Outstanding at December 31, 2017	1,189,933	4.22
Granted	266,196	8.02
Vested	(487,376)	3.01
Forfeited	(20,660)	5.45
Outstanding at December 31, 2018	948,093	5.88
Granted	193,450	13.40
Vested	(465,194)	4.15
Forfeited	(26,272)	6.01
Outstanding at December 31, 2019	650,077	9.35
At December 31, 2019, there were approximately $3,104 of unrecognized compensation costs related to non-vested share-based payment arrangements under the RSU plan (December 31, 2018 – $2,754) and these costs are expected to be recognized over the weighted-average remaining contractual life of the RSUs of 1.3 years (December 31, 2018 – 1.3 years). During the year ended December 31, 2019, 465,194 units vested, of which 426,514 units were settled with common shares purchased through a trust arrangement (December 31, 2018 - 487,376 units vested and settled). Subsequent to the year ended December 31, 2019, 38,680 units were settled with common shares purchased through a trust arrangement.
b) Performance restricted share unit plan
Performance Restricted Share Units ("PSU") are granted each year to senior management employees with respect to services to be provided in that year and the following two years. The PSUs vest at the end of a three-year term and are subject to performance criteria approved by the Human Resources and Compensation Committee at the grant date. The Company settles PSUs with common shares purchased through a trust arrangement.

	Number of units	Weighted-average exercise price $ per share
Outstanding at December 31, 2017	896,633	4.81
Granted	197,763	8.01
Vested	(353,279)	4.27
Outstanding at December 31, 2018	741,117	5.92
Granted	122,274	13.12
Vested	(372,924)	4.45
Forfeited	(8,560)	8.09
Outstanding at December 31, 2019	481,907	8.85

Consolidated Financial Statements December 31, 2019	F - 31	North American Construction Group Ltd.

At December 31, 2019, there were approximately $2,905 of total unrecognized compensation costs related to non–vested share–based payment arrangements under the PSU plan (December 31, 2018 - $2,713) and these costs are expected to be recognized over the weighted-average remaining contractual life of the PSUs of 1.2 years (December 31, 2018 - 1.3 years). During the year ended December 31, 2019, 372,924 units vested, of which 334,244 units were settled with common shares purchased through a trust arrangement at a factor of 2.00 common shares per PSU based on performance against grant date criteria (December 31, 2018 - 353,279 units at a factor of 2.00 vested and settled). Subsequent to the year ended December 31, 2019, 38,680 units were settled with common shares purchased through a trust arrangement.
The Company estimated the fair value of the PSUs granted during the years ended December 31, 2019 and 2018 using a Monte Carlo simulation with the following assumptions:

	2019	2018
Risk-free interest rate	1.43%	1.98%
Expected volatility	40.12%	45.04%
c) Deferred stock unit plan
Under the DSU plan non-officer directors of the Company receive 50% of their annual fixed remuneration in the form of DSUs and may elect to receive all or a part of their annual fixed remuneration in excess of 50% in the form of DSUs. On February 19, 2014, the Company modified its DSU plan to permit awards to executives in addition to directors, whereby eligible executives could elect to receive up to 50% of their annual bonus in the form of DSUs. The DSUs vest immediately upon issuance and are only redeemable upon death or retirement of the participant. DSU holders that are not US taxpayers may elect to defer the redemption date until a date no later than December 1 of the calendar year following the year in which the retirement or death occurred.

Number of units
Outstanding at December 31, 2017	991,583
Granted	134,656
Outstanding at December 31, 2018	1,126,239
Granted	82,191
Redeemed	(307,385)
Outstanding at December 31, 2019	901,045
At December 31, 2019, the fair market value of these units was $15.95 per unit (December 31, 2018 – $11.91 per unit). At December 31, 2019, the current portion of DSU liabilities of $nil was included in accrued liabilities (December 31, 2018 - $nil) and the long-term portion of DSU liabilities of $14,375 was included in other long-term obligations (December 31, 2018 - $13,413) in the consolidated balance sheets. During the year ended December 31, 2019, 307,385 units were redeemed and settled in cash for $5,084 (December 31, 2018 - nil units were redeemed and settled in cash for $nil). There is no unrecognized compensation expense related to the DSUs since these awards vest immediately upon issuance.

Consolidated Financial Statements December 31, 2019	F - 32	North American Construction Group Ltd.

 d) Share option plan
Under the 2004 Amended and Restated Share Option Plan, which was approved and became effective in 2006, directors, officers, employees and certain service providers to the Company are eligible to receive stock options to acquire voting common shares in the Company. Each stock option provides the right to acquire one common share in the Company and expires ten years from the grant date or on termination of employment. Options may be exercised at a price determined at the time the option is awarded, and vest as follows: no options vest on the award date and twenty percent vest on each subsequent anniversary date. For the year ended December 31, 2019, 2,495,619 shares are reserved and authorized for issuance under the share option plan.

	Number of options	Weighted-average exercise price $ per share
Outstanding at December 31, 2017	913,540	5.36
Exercised(i)	(297,940)	3.43
Forfeited or expired	(50,000)	16.46
Outstanding at December 31, 2018	565,600	5.40
Exercised(i)	(327,000)	5.97
Outstanding at December 31, 2019	238,600	4.61
(i) All stock options exercised resulted in new common shares being issued (note 15(a)).
Cash received from options exercised for the year ended December 31, 2019 was $1,953 (2018 - $1,023). For the year ended December 31, 2019, the total intrinsic value of options exercised, calculated as the market value at the exercise date less exercise price, multiplied by the number of units exercised, was $3,274 (December 31, 2018 - $1,351).
The following table summarizes information about stock options outstanding at December 31, 2019:

	Options outstanding and exercisable
Exercise price	Number	Weighted-average remaining life	Weighted- average exercise price
$2.75	85,100	2.7 years	$2.75
$2.79	50,000	2.5 years	$2.79
$5.91	46,300	3.4 years	$5.91
$6.56	34,000	1.6 years	$6.56
$9.33	5,300	0.5 years	$9.33
$10.13	17,900	0.8 years	$10.13
	238,600	2.4 years	$4.61
At December 31, 2018, the weighted-average remaining contractual life of outstanding options was 3.3 years and the weighted-average exercise price was $5.40. The fair value of options vested during the year ended December 31, 2019 was $nil (December 31, 2018 – $98). At December 31, 2019, the Company had 238,600 exercisable options (December 31, 2018 – 565,600) with a weighted-average exercise price of $4.61 (December 31, 2018 – $5.40).
At December 31, 2019 and 2018 there were no compensation costs related to non-vested awards not yet recognized and no stock options granted under this plan.

Consolidated Financial Statements December 31, 2019	F - 33	North American Construction Group Ltd.

19. Other information
a) Supplemental cash flow information

Year ended December 31,	2019	2018
Cash paid during the year for:
Interest	$20,039	$9,258
Operating leases included in cash from operations	4,435	—
Cash received during the year for:
Interest	72	41
Operating subleases included in cash from operations	3,074	—
Non-cash transactions:
Addition of property, plant and equipment by means of finance leases	28,107	49,440
Net increase (decrease) in assets held for sale, offset by property, plant and equipment	4,230	(53)
Increase in finance lease obligations related to purchase of heavy equipment fleet and related assets	—	1,759
Increase in finance lease obligations related to investment in affiliates and joint ventures	—	542
Increase in promissory notes related to purchase of heavy equipment fleet and related assets	—	10,851
Increase in long-term debt related to investment in affiliates and joint ventures	—	3,127
Non-cash working capital exclusions:
Net decrease in contract assets related to adoption of revenue accounting standard	—	(547)
Increase in inventory related to the purchase of heavy equipment fleet and related assets	—	4,268
Net increase in other assets related to adoption of revenue accounting standard	—	502
Net decrease in accrued liabilities related to conversion of bonus compensation to deferred stock units	428	326
Net decrease in long-term portion of payroll liabilities	536	—
Net decrease in other accrued liabilities	582	—
Net (increase) decrease in accrued liabilities related to dividend payable	(530)	10
Non-cash working capital transactions related to investments in affiliates and joint ventures:
(Decrease) increase in accounts receivable	(10,260)	13,234
(Decrease) increase in contract assets	(1,832)	3,089
(Decrease) increase in inventory	(4,321)	3,926
(Decrease) increase in prepaid expenses	(341)	399
Decrease in contract costs	(349)	—
Decrease (increase) in accounts payable	3,859	(10,604)
Decrease (increase) in accrued liabilities	1,615	(1,136)
Decrease (increase) in contract liabilities	152	(360)
b) Net change in non-cash working capital
The table below represents the cash provided by (used in) non-cash working capital:

Year ended December 31,	2019	2018
Operating activities:
Accounts receivable	$5,393	$(22,359)
Contract assets	(10,352)	13,441
Inventories	(12,579)	(443)
Contract costs	943	(1,384)
Prepaid expenses and deposits	(663)	(1,513)
Accounts payable	28,600	17,665
Accrued liabilities	1,034	5,923
Contract liabilities	(3,857)	2,848
	$8,519	$14,178
20. Employee benefit plans
The Company and certain subsidiaries contributed $1,161 (2018 – $991) to employee Registered Retirement Savings Plans ("RRSP"). The Company matches voluntary contributions made by employees to their RRSP to a maximum of 5% of base salary for each employee. Other subsidiaries of the Company contribute $1.00 per hour for all eligible employees.
21. Related party transactions
A director of the Company was the President and Chief Executive Officer of a business that subleases space from the Company. The sublease was entered into several years before the director's appointment. During the year

Consolidated Financial Statements December 31, 2019	F - 34	North American Construction Group Ltd.

ended December 31, 2019, the Company recorded $235, of sublease proceeds December 31, 2018 - $315). As of December 31, 2019, the director is no longer an officer of the business that subleases space from the Company.
The Company entered into related party transactions through a number of affiliates and joint ventures that involve providing or receiving services in the normal course of business.
In June of 2019, the Company purchased heavy equipment from the NL Partnership for $1,300 settled in cash.
The following table provides the total dollar amount for income statement transactions that have been entered into with the NL Partnership and its affiliates during the year ended:

	December 31, 2019	December 31, 2018
Revenue	$597	$677
Management fee revenue	2,482	345
The Company’s revenue generated from joint ventures and affiliates are related to heavy construction and mining services. The Company receives management fee revenue from its investment in joint ventures and affiliates pursuant management agreements in place for certain services provided. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties.
The following table provides the balance sheet balances with the NL Partnership and its affiliates:

	December 31, 2019	December 31, 2018
Accounts receivable	$1,202	$3,074
Accounts payable and accrued liabilities	251	13
Accounts receivable, accounts payable and accrued liabilities amounts are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates, and all other accounts receivable amounts are non-interest bearing.
22. Comparative figures
Certain comparative figures have been reclassified from statements previously presented to conform to the presentation of the current year.
23. Contingencies
During the normal course of the Company's operations, various disputes, legal and tax matters are pending. In the opinion of management involving the use of significant judgement and estimates, these matters will not have a material effect on the Company's consolidated financial statements.

Consolidated Financial Statements December 31, 2019	F - 35	North American Construction Group Ltd.